UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GMS INC.

(Name of Subject Company)

GMS INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number of Class of Securities)

Craig Apolinsky
Senior Vice President and General Counsel
115 Perimeter Center Place, Suite 600
Atlanta, Georgia 30346
(800) 392-4619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copy to:

W. Scott Ortwein
Justin R. Howard
Kyle G. Healy
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by GMS Inc., a Delaware corporation (“GMS” or the “company”) with the Securities and Exchange Commission (“SEC”) on July 14, 2025, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed by GMS with the SEC on August 7, 2025, relating to the tender offer by The Home Depot, Inc., a Delaware corporation (“The Home Depot”), and Gold Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of The Home Depot (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of GMS, at a purchase price of $110.00 per Share in cash, subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (as amended or supplemented from time to time) (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The second paragraph of the subsection entitled “Compliance with HSR Act” under the section entitled “Regulatory Approvals” is hereby amended and supplemented by deleting such paragraph and replacing it with the following paragraph:

“Under the HSR Act, The Home Depot’s purchase of Shares in the Offer may not be consummated until the expiration of a fifteen (15) calendar day waiting period following the filing by The Home Depot, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. On August 20, 2025, the Antitrust Division granted early termination of the waiting period under the HSR Act.”

2.	The subsection entitled “Canadian Competition Act” under the section entitled “Regulatory Approvals” is hereby amended and supplemented by adding the following at the end of the first paragraph of such subsection:

“As a result, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 P.M., Eastern Time, on September 5, 2025, thirty (30) calendar days from the date of such filing was certified as complete, unless (i) earlier terminated by the Commissioner or (ii) the Commissioner issues a Supplementary Information Request.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(J)	Press Release issued by The Home Depot, dated August 21, 2025 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Purchaser and The Home Depot on August 21, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMS INC.

By:	/s/ Scott M. Deakin
Name:	Scott M. Deakin
Title:	Chief Financial Officer

Date: August 21, 2025